Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278603

Prospectus Supplement No. 5

(To Prospectus dated May 1, 2024, as supplemented by

Prospectus Supplement No. 1, dated August 2, 2024

Prospectus Supplement No. 2, dated September 26, 2024

Prospectus Supplement No. 3, dated October 4, 2024 and

Prospectus Supplement No. 4, dated October 11, 2024)

CERO THERAPEUTICS HOLDINGS, INC.

26,619,050 Shares of Common Stock

This prospectus supplement no. 4 (this “Prospectus Supplement”) amends and supplements the prospectus dated May 1, 2024 (as may be supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-279603). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Reports on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on October 21, 2024 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock and public warrants are listed on Nasdaq Global Market and Nasdaq Capital Market (collectively, “Nasdaq”) under the symbols “CERO” and “CEROW,” respectively. On October 18, 2024 the last quoted sale price of our common stock as reported on Nasdaq was $0.0856 per share and the last quoted sale price of our public warrants as reported on Nasdaq was $0.0049 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 21, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2024

CERO THERAPEUTICS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40877	87-1088814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

201 Haskins Way, Suite 230, South San Francisco, CA	94080
(Address of principal executive offices)	(Zip Code)

(650) 407-2376

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CERO	NASDAQ Global Market
Warrants, each whole warrant exercisable for one share of common stock	CEROW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On October 21, 2024, CERo Therapeutics Holdings, Inc. (the “Company”), issued a press release announcing the Company’s submission of a complete response letter to the U.S. Food and Drug Administration (“FDA”). A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Press release, dated October 21, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 21, 2024	CERO THERAPEUTICS HOLDINGS, INC.

	By:	/s/ Chris Ehrlich
	Name:	Chris Ehrlich
	Title:	Interim Chief Executive Officer

Exhibit 99.1

CERo Therapeutics, Inc. Provides Corporate Update

Company announces submission of IND Clinical Hold Complete Response Letter

SOUTH SAN FRANCISCO, Calif., Oct. 21, 2024 (GLOBE NEWSWIRE) -- CERo Therapeutics Holdings, Inc. (Nasdaq: CERO) (“CERo”), an innovative immunotherapy company seeking to advance the next generation of engineered T cell therapeutics that employ phagocytic mechanisms, provides the following corporate update to stockholders from Interim CEO Chris Ehrlich.

To our Valued Stockholders:

Following the events of the last several months, I believe it appropriate to discuss our recent progress and illuminate the path forward for CERo. As you know, we received notice of a clinical hold for CERO-1236 earlier this year. Since then, we have been diligently working to complete the experimental studies necessary to address and resolve the U.S. Food and Drug Administration’s (the “Agency” or the “FDA”) questions. We recently completed communications with the FDA, in which we were able to gain feedback on our approach to addressing the Agency’s questions.

We have now submitted our Complete Response Letter to the Agency and look forward to what we hope will be the authorization to begin human trials. That said, given the blocks of time between submission to the Agency and their expected 30-day response time, we feel it is more realistic to adjust our previous guidance about potential entry into the clinic from 2024 to early 2025.

We are also very pleased to have made important changes to our management team and Board of Directors. As previously announced, Al Kucharchuk has joined as our new Chief Financial Officer. Al is well versed in the unique challenges associated with small and microcap life sciences companies in the public markets, having deep experience in both since 2006.

In addition, as previously announced, we have promoted Kristen Pierce to the position of Chief Development Officer. Kristen has deep expertise in the management of preclinical oncology programs and has been instrumental in our development of CERO-1236. We believe that that our team is well-positioned to help drive our science and our business forward.

We have also made several changes to our Board of Directors, which we believe will enhance our execution of our business plan and we are well-positioned to do so. Finally, we recently disclosed our cash balance of $3.2 million as of September 30, 2024, which we are optimistic should provide sufficient runway to execute on our strategy.

I anticipate providing an update on FDA’s determination whether to release the clinical hold, as well as our path forward in the coming weeks and months and remain excited for the future of CERo. Thank you for your continued interest in our company, and the trust you continue to show both our management and our science.

Sincerely,

Chris Ehrlich

Interim CEO

CERo Bio

About CERo Therapeutics, Inc.

CERo is an innovative immunotherapy company advancing the development of next generation engineered T cell therapeutics for the treatment of cancer. Its proprietary approach to T cell engineering, which enables it to integrate certain desirable characteristics of both innate and adaptive immunity into a single therapeutic construct, is designed to engage the body’s full immune repertoire to achieve optimized cancer therapy. This novel cellular immunotherapy platform is expected to redirect patient-derived T cells to eliminate tumors by building in engulfment pathways that employ phagocytic mechanisms to destroy cancer cells, creating what CERo refers to as Chimeric Engulfment Receptor T cells (“CER-T”). CERo believes the differentiated activity of CER-T cells will afford them greater therapeutic application than currently approved chimeric antigen receptor (“CAR-T”) cell therapy, as the use of CER-T may potentially span both hematological malignancies and solid tumors. CERo anticipates initiating clinical trials for its lead product candidate, CER-1236, in early 2025 for hematological malignancies.

Forward-Looking Statements

This communication contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy, clinical development of CER-1236, and the plans and objectives of management for future operations of CERo. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this communication, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When CERo discusses its strategies or plans, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, CERo’s management.

Actual results could differ from those implied by the forward-looking statements in this communication. Certain risks that could cause actual results to differ are set forth in CERo’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, filed on April 2, 2024, and the documents incorporated by reference therein. The risks described in CERo’s filings with the Securities and Exchange Commission are not exhaustive. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can CERo assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements made by CERo or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. CERo undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Investors:

CORE IR

investors@cero.bio